Exhibit 99.1
UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLUMBIA

UNITED STATES OF AMERICA, Plaintiff, v. ANHEUSER-BUSCH InBEV SA/NV, et al., Defendants.	Civil Action No. 13-127 (RWR) Judge Richard W. Roberts

FINAL JUDGMENT
WHEREAS, Plaintiff United States of America (“United States”) filed its Complaint against Defendants Anheuser-Busch InBev SA/NV (“ABI”) and Grupo Modelo, S.A.B. de C.V. (“Modelo”) on January 31, 2013;
AND WHEREAS, pursuant to a Stipulation among Plaintiff and the Defendants including Defendant Constellation Brands, Inc., (“Constellation”), the Court has joined Constellation as a Defendant to this action for the purposes of settlement and for the entry of this Final Judgment;
AND WHEREAS, the United States and Defendants ABI, Modelo, and Constellation, by their respective attorneys, have consented to entry of this Final Judgment without trial or adjudication of any issue of fact or law, and without this Final Judgment constituting any evidence against or admission by any party regarding any issue of fact or law;
AND WHEREAS, Defendants agree to be bound by the provisions of the Final Judgment pending its approval by the Court;

AND WHEREAS, the essence of this Final Judgment is (a) the prompt and certain divestiture of certain rights and assets held by Defendants ABI and Modelo to Defendant Constellation (or other firm) as an Acquirer, to assure that competition is not substantially lessened; and (b) the necessary and appropriate build-out and capacity expansion of the Piedras Negras Brewery by the Acquirer over time to ensure that the Acquirer is able to compete in the United States independent of a relationship to the Sellers;
AND WHEREAS, this Final Judgment requires Defendants ABI and Modelo to make certain divestitures to Defendant Constellation (or other Acquirer) for the purpose of remedying the loss of competition alleged in the Complaint;
AND WHEREAS, Defendants ABI and Modelo intend for the divestiture of certain rights and assets to Constellation (or other Acquirer) to be permanent;
AND WHEREAS, this Final Judgment requires Defendant Constellation (or other Acquirer) to make certain investments for the purpose of expanding the capacity of the Piedras Negras Brewery;
AND WHEREAS, Defendants have represented to the United States that the divestitures required below can and will be made, and Defendant Constellation has represented that the Piedras Negras Brewery investments and expansion can and will be accomplished, and that Defendants will later raise no claim of hardship or difficulty as grounds for asking the Court to modify any of the provisions contained below;
NOW THEREFORE, before any testimony is taken, without trial or adjudication of any issue of fact or law, and upon consent of the parties, it is ORDERED, ADJUDGED, AND DECREED:

I.	JURISDICTION
This Court has jurisdiction over the subject matter of and each of the parties to this action. The Complaint states a claim upon which relief may be granted against Defendants ABI and Modelo under Section 7 of the Clayton Act, as amended (15 U.S.C. § 18). Pursuant to the Stipulation filed simultaneously with this Final Judgment joining Constellation as a Defendant to this action for the purpose of this Final Judgment, Constellation has consented to this Court’s exercise of personal jurisdiction over it.

II.	DEFINITIONS
As used in the Final Judgment:
A.     “ABI” means Anheuser-Busch InBev SA/NV, its domestic and foreign parents, predecessors, divisions, subsidiaries, affiliates, partnerships and joint ventures (excluding Crown, and, prior to the completion of the Transaction, Modelo); and all directors, officers, employees, agents, and representatives of the foregoing. The terms “parent,” “subsidiary,” “affiliate,” and “joint venture” refer to any person in which there is majority (greater than 50 percent) or total ownership or control between the company and any other person.
B.    “ABI-Owned Distributor” means any Distributor in which ABI owns more than 50 percent of the outstanding equity interests as of the date of the divestiture of the Divestiture Assets.
C.    “Acquirer” means:

1.	Constellation; or

2.	an alternative purchaser of the Divestiture Assets selected pursuant to the procedures set forth in this Final Judgment.
D.    “Acquirer Confidential Information” means:

1.
confidential commercial information of Constellation (or other Acquirer) that has been obtained from such entity, including quantities, units, and prices of items ordered or purchased from the Sellers by the Acquirer, and any other competitively sensitive information regarding the Sellers’ or the Acquirer’s performance under the Interim Supply Agreement or the Transition Services Agreement; and

2.
confidential unit sales data, non-public pricing strategies and plans, or any other confidential commercial information of the Acquirer that either an ABI-Owned Distributor, or any other Distributor in which ABI acquires a majority interest after the date of the divestiture contemplated herein, obtains from the Acquirer by virtue of its relationship with the Acquirer.

E.    “Beer” means any fermented alcoholic beverage that (1) is composed in part of water, a type of starch, yeast, and a flavoring and (2) has undergone the process of brewing.
F.    “Brewery Companies” means (1) Compañia Cervecera de Coahuila S.A. de C.V., a subsidiary of Grupo Modelo with its headquarters in Coahuila, Mexico, and (2) Servicios Modelo de Coahuila, S.A. de C.V., a subsidiary of Grupo Modelo with its headquarters in Coahuila, Mexico.
G.    “Constellation” means Constellation Brands, Inc., its domestic and foreign parents, predecessors, divisions, subsidiaries, affiliates, partnerships and joint ventures, including but not limited to, Crown, and all directors, officers, employees, agents, and representatives of the foregoing. The terms “parent,” “subsidiary,” “affiliate,” and “joint venture” refer to any person in which there is majority (greater than 50 percent) or total ownership or control between the company and any other person.

H.    “Covered Entity” means any Beer brewer, importer, or brand owner (other than ABI) that derives more than $7.5 million in annual gross revenue from Beer sold for further resale in the United States, or from license fees generated by such Beer sales.
I.    “Covered Interest” means any non-ABI Beer brewing assets or any non-ABI Beer brand assets of, or any interest in (including any financial, security, loan, equity, intellectual property, or management interest), a Covered Entity; except that a Covered Interest shall not include (i) a Beer brewery or Beer brand located outside the United States that does not generate at least $7.5 million in annual gross revenue from Beer sold for resale in the United States;  or (ii) a license to distribute a non-ABI Beer brand where said distribution license does not generate at least $3 million in annual gross revenue in the United States.
J.    “Crown” means Crown Imports, LLC, the joint venture between Constellation and Modelo that is in the business of importing Modelo Brand Beer into the United States, or any successor thereto.
K.    “Defendants” means ABI, Modelo, and Constellation, and any successor or assignee to all or substantially all of the business or assets of ABI, Modelo, or Constellation involved in the brewing of Beer.
L.    “Distributor” means a wholesaler in the Territory who acts as an intermediary between a brewer or importer of Beer and a retailer of Beer.
M.    “Distributor Incentive Program” means the Anheuser-Busch Voluntary Alignment Incentive Program and any other policy or program, either currently in effect or implemented hereafter, that offers some type of benefit to a Distributor based on the Distributor’s sales performance, its loyalty in supporting any brand or brands of Beer, or its commercial support for any brand or brands of Beer, including decisions of which brands to carry or the sales volume of each.

N.    “Divestiture Assets” means all tangible and intangible assets, rights and interests necessary to effectuate the purposes of this Final Judgment, as specified by the following agreements attached hereto and labeled as Exhibit A to this Final Judgment: the Stock Purchase Agreement (including the exhibits thereto) and the MIPA (including the exhibits thereto). In addition:

1.
In the event that the Acquirer is a buyer other than Constellation, the Divestiture Assets shall also include the Entire Importer Interest, pursuant to ABI’s Drag-Along Right to require Constellation to divest such interest, and subject to Constellation’s right to receive compensation in the event of such divestiture, as set forth in Section 12.5 of the MIPA, attached hereto in Exhibit A; and

a.
in the event that a Divestiture Trustee is appointed, the Divestiture Trustee may, with the consent of the United States pursuant to Section IV.J herein: include in the Divestiture Assets any additional assets, including tangible assets as well as intellectual property interests and other intangible interests or assets that extend beyond the United States, if the Divestiture Trustee finds the inclusion of such assets necessary to enable the Acquirer to expand the Piedras Negras Brewery to a Nominal Capacity of at least twenty (20) million hectoliters of packaged Beer per year, or to remedy any breach that the Monitoring Trustee has identified pursuant to Section VIII.B.3 herein; or

b.
remove from the divestiture package any assets that are not needed by the Acquirer to accomplish the purposes of this Final Judgment, if such removal will facilitate the divestiture of Modelo’s United States Beer business as contemplated by this Final Judgment.

O.    “Drag-Along Right” means ABI’s right, as defined in Section 12.5(b) of the MIPA, attached hereto in Exhibit A, to require Constellation to divest Constellation’s interest in Crown in the event Constellation is not the Acquirer.
P.    “Entire Importer Interest” means Constellation’s present interest in Crown, as defined in Section 12.5(b) of the MIPA, attached hereto in Exhibit A.
Q.    “Hold Separate Stipulation and Order” means the Stipulation and Order filed by the parties simultaneously herewith, which imposes certain duties on the Defendants with respect to the operation of the Divestiture Assets pending the proposed divestitures, and also adds Constellation as a Defendant in this action.
R.    “Interim Supply Agreement” means:

1.	the form of agreement between Modelo and Crown, attached as Exhibit A to the MIPA, attached hereto, and incorporated herein, or

2.
in the event the Divestiture Assets are sold to an Acquirer other than Constellation, an agreement between Sellers and the Acquirer to provide the same types of services under substantially similar terms as provided in Exhibit A to the MIPA incorporated hereto, subject to approval by the United States in its sole discretion.

S.    “MIPA” means the Amended and Restated Membership Interest Purchase Agreement among Constellation Beers Ltd., Constellation Brands Beach Holdings, Inc., Constellation Brands, Inc., and Anheuser-Busch InBev SA/NV dated February 13, 2013, as amended on April 19, 2013, and attached hereto in Exhibit A.
T.    “Modelo” means Grupo Modelo, S.A.B. de C.V., its domestic and foreign parents, predecessors, divisions, subsidiaries, affiliates, partnerships and joint ventures (excluding Crown and the entities listed on Exhibit B hereto); and all directors, officers, employees, agents, and representatives of the foregoing. The terms “parent,” “subsidiary,” “affiliate,” and “joint venture” refer to any person in which there is majority (greater than 50 percent) or total ownership or control between the company and any other person.
U.    “Modelo Brand Beer” means any Beer SKU that is part of the Divestiture Assets, and any Beer SKU that may become subject to the agreements giving effect to the divestitures required by Sections IV or VI of this Final Judgment.
V.    “Nominal Capacity” means a brewery’s annual production capacity for packaged Beer, if the brewery were operated at 100% capacity.
W.    “Piedras Negras Brewery” means all the land and all existing structures, buildings, plants, infrastructure, equipment, fixed assets, inventory, tooling, personal property, titles, leases, office furniture, materials, supplies, and other tangible property located in Nava, Coahuila, Mexico and owned by the Brewery Companies.
X.    “Sellers” means ABI and Modelo.
Y.    “Stock Purchase Agreement” means the Stock Purchase Agreement between Anheuser-Busch InBev SA/NV and Constellation Brands, Inc. dated February 13, 2013, as amended on April 19, 2013, and attached hereto in Exhibit A.

Z.    “Sub-License Agreement” means the Amended and Restated Sub-License Agreement between Marcas Modelo, S.A. de C.V. and Constellation Beers Ltd., attached as Exhibit A to the Stock Purchase Agreement.
AA.    “Territory” means the fifty states of the United States of America, the District of Columbia, and Guam.
BB.    “Transaction” means ABI’s proposed acquisition of the remainder of Modelo.
CC.    “Transition Services Agreement” means:

1.	the form of agreement between ABI and Constellation attached as Exhibit B to the Stock Purchase Agreement, and incorporated herein; or

2.
in the event the Divestiture Assets are sold to an Acquirer other than Constellation, an agreement between Sellers and such Acquirer to provide the same types of services under substantially similar terms as provided in Exhibit B to the Stock Purchase Agreement incorporated hereto, subject to approval by the United States in its sole discretion.

III.	APPLICABILITY
A.    This Final Judgment applies to Defendants, as defined above, and all other persons in active concert or participation with any of them who receive actual notice of this Final Judgment by personal service or otherwise.
B.    If, prior to complying with Section IV and VI of this Final Judgment, Sellers sell or otherwise dispose of all or substantially all of their assets or of lesser business units that include the Divestiture Assets, they shall require the purchaser to be bound by the provisions of this Final Judgment.

IV.	DIVESTITURE
A.    The Court orders the divestitures set forth in this Section IV, having accepted the following representations made by the parties as of the date of filing this Final Judgment:

1.	by ABI, the certain representations contained in Section 3.25 of the Stock Purchase Agreement attached in Exhibit A hereto regarding the sufficiency of the assets to be divested;

2.
by ABI, the certain representations contained in Section 3.26 of the Stock Purchase Agreement attached in Exhibit A hereto regarding the absence of present knowledge of impediments to the expansion of capacity of the Piedras Negras Brewery;

3.
by Modelo, the representations set forth in the Letter of Grupo Modelo, S.A.B. de C.V., dated April 17, 2013, attached hereto as Exhibit C, regarding the issues described in subparagraphs A.1 and A.2 above; and

4.
by Modelo, the representations set forth in the Letter of Grupo Modelo, S.A.B. de C.V., dated April 17, 2013, attached hereto as Exhibit C, regarding the sufficiency of the assets being divested for the importation, marketing, distribution and sale of Modelo Brand Beer in the United States.

B.    ABI is ordered and directed, upon the later of (1) the completion of the Transaction or (2) ninety (90) calendar days after the filing of this proposed Final Judgment, to divest the Divestiture Assets in a manner consistent with this Final Judgment to an Acquirer acceptable to the United States in its sole discretion. The United States, in its sole discretion, may agree to one or more extensions of this time period not to exceed sixty (60) calendar days in total, and shall notify the Court in such circumstances. ABI agrees to use its best efforts to divest the Divestiture Assets as expeditiously as possible.

C.    In the event Sellers are attempting to divest the Divestiture Assets to an Acquirer other than Constellation, in accomplishing the divestiture ordered by this Final Judgment, Sellers promptly shall make known, by usual and customary means, the availability of the Divestiture Assets. Sellers shall inform any person making inquiry regarding a possible purchase of the Divestiture Assets that they are being divested pursuant to this Final Judgment and provide that person with a copy of this Final Judgment. Sellers shall offer to furnish to all prospective Acquirers, subject to customary confidentiality assurances, all information and documents relating to the Divestiture Assets customarily provided in a due diligence process except such information or documents subject to the attorney-client privileges or work-product doctrine. Sellers shall make available such information to the United States at the same time that such information is made available to any other person.
D.    Sellers shall provide the Acquirer and the United States information relating to the personnel involved in the operation of the Divestiture Assets to enable the Acquirer to make offers of employment. Sellers will not interfere with any negotiations by the Acquirer to retain, employ or contract with any employee of the Brewery Companies. Interference with respect to this paragraph includes, but is not limited to, enforcement of non-compete clauses, solicitation of employment with ABI or Modelo, offers to transfer to another facility of ABI or Modelo, and offers to increase salary or other benefits apart from those offered company-wide.
E.    In the event the Sellers are attempting to divest the Divestiture Assets to an Acquirer other than Constellation, Sellers shall permit prospective Acquirers of the Divestiture Assets to have reasonable access to personnel and to make inspections of the physical facilities of the Piedras Negras Brewery; access to any and all environmental, zoning, and other permit documents and information; and access to any and all financial, operational, or other documents and information customarily provided as part of a due diligence process.

F.    Defendants shall, as soon as possible, but within two (2) business days after completion of the relevant event, notify the United States of: (1) the effective date of the completion of the Transaction; and (2) the effective date of the sale of the Divestiture Assets to the Acquirer.
G.    Any amendment or modification of any of the agreements in Exhibit A, or any similar agreements entered with an Acquirer pursuant to Section IV.B, may only be entered into with the approval of the United States in its sole discretion. Sellers and the Acquirer shall enter into a Transition Services Agreement for a period up to three (3) years from the date of the divestiture to enable the Acquirer to compete effectively in providing Beer in the United States. Sellers shall perform all duties and provide any and all services required of Sellers under the Transition Services Agreement. Any amendments or modifications of the Transition Services Agreement may only be entered into with the approval of the United States in its sole discretion.
H.    Sellers and the Acquirer shall enter into an Interim Supply Agreement for a period up to three (3) years from the execution date of the divestiture to enable the Acquirer to compete effectively in providing Beer in the United States. Sellers shall perform all duties and provide any and all services required of Sellers under the Interim Supply Agreement. Any amendments, modifications, or extensions of the Interim Supply Agreement beyond three (3) years may only be entered into with the approval of the United States in its sole discretion.
I.    If the Acquirer seeks an extension of the Interim Supply Agreement, the Acquirer shall so notify the United States in writing at least four (4) months prior to the date the Interim Supply Agreement expires. If the United States approves such an extension, it shall so notify the Acquirer in writing at least three (3) months prior to the date the Interim Supply Agreement expires. The total term of the Interim Supply Agreement and any extension(s) so approved shall not exceed five (5) years.

J.    Unless the United States otherwise consents in writing, the divestiture pursuant to Section IV or VI shall include the entire Divestiture Assets, and shall be accomplished in such a way as to satisfy the United States, in its sole discretion, that the Divestiture Assets can and will be used by the Acquirer as part of a viable, ongoing business, engaged in providing Beer in the United States. The divestiture shall be:

1.
made to an Acquirer that, in the United States’ sole judgment, has the intent and capability (including the necessary managerial, operational, technical and financial capability) to complete the expansion of the Piedras Negras Brewery as contemplated herein, and to compete in the business of providing Beer; and

2.
accomplished so as to satisfy the United States, in its sole discretion, that none of the terms of the agreement between an Acquirer and Sellers gives Sellers the ability unreasonably to raise the Acquirer’s costs, to lower the Acquirer’s efficiency, or otherwise to interfere in the ability of the Acquirer to compete effectively.

V.	REQUIRED EXPANSION AND OTHER PROVISIONS DESIGNED TO PROMOTE COMPETITION
A.    Acquirer shall accomplish the expansion of the Piedras Negras Brewery to a Nominal Capacity of at least twenty (20) million hectoliters of packaged Beer annually, to include the ability to produce commercially reasonable quantities of each Modelo Brand Beer offered by Crown for sale in the United States as of the date of filing this proposed Final Judgment. Acquirer shall complete the above expansion by December 31, 2016. As part of the expansion of the Piedras Negras Brewery, Defendant Constellation shall use its best efforts to complete the following construction milestones by the specified deadlines:

1.	Within six (6) months from the date of divestiture, the appointment of, and contracts executed with, design and engineering firms;

2.	Within twelve (12) months from the date of divestiture, the completion of the design and engineering (including specifications and rated capacities) of the brewhouse, packaging hall, and warehouse;

3.	Within twelve (12) months from the date of divestiture, the obtainment of all necessary permits;

4.	Within twelve (12) months from the date of divestiture, the commencement of construction of the brewhouse, packaging hall, and warehouse;

5.	Within twenty-four (24) months from the date of divestiture, the completion of the construction of the warehouse and completion of the installation of equipment in the warehouse;

6.	Within thirty (30) months from the date of divestiture, the completion of the construction of the brewhouse and completion of the installation of equipment in the brewhouse;

7.	Within thirty-six (36) months from the date of divestiture, the completion of the construction of the packaging hall and the completion of the installation of equipment in the packaging hall; and

8.
Within thirty-six (36) months from the date of divestiture, Constellation determines in its discretion that it is able to obtain its supply requirements from the Piedras Negras Brewery and is no longer dependent on supply under the Interim Supply Agreement.

B.    For a period of thirty-six (36) months after the date of the divestiture, (i) ABI shall not make any change to its Distributor Incentive Program that would cause any Modelo Brand Beer to count against a Distributor’s level of alignment, nor implement a new Distributor Incentive Program that would have a similar effect; and (ii) additionally, any Distributor’s carrying of Modelo Brand Beer shall not be considered by ABI to be an adverse factor or circumstance when determining whether or not to approve such Distributor’s purchase of any other Distributor.
C.    For a period of two (2) years beginning one (1) year after filing of this proposed Final Judgment, as to any ABI-Owned Distributor that has rights to distribute Modelo Brand Beer in the Territory, the Acquirer shall have the right, upon sixty (60) days notice to ABI, to direct the ABI-Owned Distributor to sell those rights to another Distributor identified by Acquirer, subject to the terms for such sales set forth in Exhibit D hereto, and incorporated herein. At least thirty (30) days before ABI acquires a majority of the equity interests in any additional Distributors after divestiture of the Divestiture Assets, and such Distributors have rights to distribute Modelo Brand Beer in the Territory, ABI shall notify the Acquirer of any such planned acquisition and the Acquirer shall have thirty (30) days from the date of such notice to provide notice to ABI that the Acquirer intends to exercise the rights outlined in Exhibit D hereto.

D.    If Sellers and the Acquirer enter into any new agreement(s) with each other with respect to the brewing, packaging, production, marketing, importing, distribution, or sale of Beer in the United States or elsewhere, Sellers and the Acquirer shall notify the United States of the new agreement(s) at least sixty (60) calendar days in advance of such agreement(s) becoming effective and such agreement(s) may only be entered into with the approval of the United States in its sole discretion.

VI.	APPOINTMENT OF TRUSTEE TO EFFECT DIVESTITURE
A.    If Sellers have not divested the Divestiture Assets within the time period specified in Section IV.B, Sellers shall notify the United States of that fact in writing. Upon application of the United States, the Court shall appoint a Divestiture Trustee selected by the United States and approved by the Court to divest the Divestiture Assets in a manner consistent with this Final Judgment.
B.    After the appointment of a Divestiture Trustee becomes effective, only the Divestiture Trustee shall have the right to sell the Divestiture Assets. The Divestiture Trustee shall have the power and authority to accomplish the divestiture to an Acquirer acceptable to the United States at such price and on such terms as are then obtainable upon reasonable effort by the Divestiture Trustee, subject to the provisions of Sections IV, V, VI, and VII of this Final Judgment, and shall have such other powers as this Court deems appropriate.
C.    Subject to Section VI.E of this Final Judgment, the Divestiture Trustee may hire at the cost and expense of Sellers any investment bankers, attorneys, or other agents, who shall be solely accountable to the Divestiture Trustee, reasonably necessary in the Divestiture Trustee’s judgment to assist in the divestiture.
D.    Defendants shall not object to a sale by the Divestiture Trustee on any ground other than the Divestiture Trustee’s malfeasance. Any such objections by Defendants must be conveyed in writing to the United States and the Divestiture Trustee within ten (10) calendar days after the Divestiture Trustee has provided the notice required under Section VII.A.

E.    The Divestiture Trustee shall serve at the cost and expense of Sellers, pursuant to a written agreement with Sellers on such terms and conditions as the United States approves, and shall account for all monies derived from the sale of the assets sold by the Divestiture Trustee and all costs and expenses so incurred. After approval by the Court of the Divestiture Trustee’s accounting, including fees for its services and those of any professionals and agents retained by the Divestiture Trustee, all remaining money shall be paid to Sellers and the trust shall then be terminated. The compensation of the Divestiture Trustee and any professionals and agents retained by the Divestiture Trustee shall be reasonable in light of the value of the Divestiture Assets and based on a fee arrangement providing the Divestiture Trustee with an incentive based on the price and terms of the divestiture and the speed with which it is accomplished, but timeliness is paramount.
F.    Defendants shall use their best efforts to assist the Divestiture Trustee in accomplishing the required divestiture. The Divestiture Trustee and any consultants, accountants, attorneys, and other persons retained by the Divestiture Trustee shall have full and complete access to the personnel, books, records, and facilities of the business to be divested, and Defendants shall develop financial and other information relevant to such business as the Divestiture Trustee may reasonably request, subject to reasonable protection for trade secret or other confidential research, development, or commercial information. Defendants shall take no action to interfere with or to impede the Divestiture Trustee’s accomplishment of the divestiture.
G.    After its appointment, the Divestiture Trustee shall file monthly reports with the United States and the Court setting forth the Divestiture Trustee’s efforts to accomplish the divestiture ordered under this Final Judgment. To the extent such reports contain information that the Divestiture Trustee deems confidential, such reports shall not be filed in the public docket of the Court. Such reports shall include the name, address, and telephone number of each person who, during the preceding month, made an offer to acquire, expressed an interest in acquiring, entered into negotiations to acquire, or was contacted or made an inquiry about acquiring the Divestiture Assets, and shall describe in detail each contact with any such person. The Divestiture Trustee shall maintain full records of all efforts made to divest the Divestiture Assets.
H.    If the Divestiture Trustee has not accomplished the divestiture ordered under this Final Judgment within six (6) months after its appointment, the Divestiture Trustee shall promptly file with the Court a report setting forth (1) the Divestiture Trustee’s efforts to accomplish the required divestiture, (2) the reasons, in the Divestiture Trustee’s judgment, why the required divestiture has not been accomplished, and (3) the Divestiture Trustee’s recommendations. To the extent such reports contain information that the Divestiture Trustee deems confidential, such reports shall not be filed in the public docket of the Court. The Divestiture Trustee shall at the same time furnish such report to the Defendants and to the United States, which shall have the right to make additional recommendations consistent with the purpose of the trust. The Court thereafter shall enter such orders as it shall deem appropriate to carry out the purpose of the Final Judgment, which may, if necessary, include extending the trust and the term of the Divestiture Trustee’s appointment by a period requested by the United States.

VII.	NOTICE OF PROPOSED DIVESTITURE
A.    Within two (2) business days following execution of a definitive divestiture agreement with an Acquirer other than Constellation, the Defendants or the Divestiture Trustee, whichever is then responsible for effecting the divestiture required herein, shall notify the United States of any proposed divestiture required by Section IV of this Final Judgment. If the Divestiture Trustee is responsible, it shall similarly notify Defendants. The notice shall set forth the details of the proposed divestiture and list the name, address, and telephone number of each person who offered or expressed an interest in or desire to acquire any ownership interest in the Divestiture Assets or, in the case of the Divestiture Trustee, any update of the information required to be provided under Section VI.G above.

B.    Within fifteen (15) calendar days of receipt by the United States of such notice, the United States may request from Defendants, the proposed Acquirer, any other third party, or the Divestiture Trustee if applicable, additional information concerning the proposed divestiture, the proposed Acquirer, and any other potential Acquirer. Defendants and the Divestiture Trustee shall furnish any additional information requested within fifteen (15) calendar days of the receipt of the request, unless the parties shall otherwise agree.
C.    Within thirty (30) calendar days after receipt of the notice or within twenty (20) calendar days after the United States has been provided the additional information requested from Defendants, the proposed Acquirer, any third party, and the Divestiture Trustee, whichever is later, the United States shall provide written notice to Defendants and the Divestiture Trustee, stating whether or not it objects to the proposed divestiture. If the United States provides written notice that it does not object, the divestiture may be consummated, subject only to Defendants’ limited right to object to the sale under Section VI.D of this Final Judgment. Absent written notice that the United States does not object to the proposed Acquirer or upon objection by the United States, a divestiture proposed under Section VI shall not be consummated. Upon objection by Defendants under Section VI.D, a divestiture proposed under Section VI shall not be consummated unless approved by the Court.

VIII.	MONITORING TRUSTEE
A.    Upon the filing of this Final Judgment, the United States may, in its sole discretion, appoint a Monitoring Trustee, subject to approval by the Court.
B.    The Monitoring Trustee shall have the power and authority to monitor Defendants’ compliance with the terms of this Final Judgment and the Hold Separate Stipulation and Order entered by this Court, and shall have such powers as this Court deems appropriate. The Monitoring Trustee shall be required to investigate and report on the Defendants’ compliance with this Final Judgment and the Defendants’ progress toward effectuating the purposes of this Final Judgment, including but not limited to:

1.	the attainment of the construction milestones by the Acquirer as set forth in Section V.A, the reasons for any failure to meet such milestones, and recommended remedies for any such failure;

2.
any breach or other problem that arises under the Transition Services Agreement, Interim Supply Agreement, or other agreement between Sellers and Acquirer that may affect the accomplishment of the purposes of this Final Judgment, the reasons for such breach or problem, and recommended remedies therefor; and

3.
any breach or other concern regarding the accuracy of the representations made by ABI in sections 3.25 and 3.26 of the Stock Purchase Agreement, incorporated herein, or successor agreements thereto, and by Modelo in the Letter of Grupo Modelo, S.A.B. de C.V., incorporated herein as Exhibit C, and recommended remedies therefor.

C.    Subject to Section VIII.E of this Final Judgment, the Monitoring Trustee may hire at the cost and expense of ABI, any consultants, accountants, attorneys, or other persons, who shall be solely accountable to the Monitoring Trustee, reasonably necessary in the Monitoring Trustee’s judgment.

D.    Defendants shall not object to actions taken by the Monitoring Trustee in fulfillment of the Monitoring Trustee’s responsibilities under any Order of this Court on any ground other than the Monitoring Trustee’s malfeasance. Any such objections by Defendants must be conveyed in writing to the United States and the Monitoring Trustee within ten (10) calendar days after the action taken by the Monitoring Trustee giving rise to the Defendants’ objection.
E.    The Monitoring Trustee shall serve at the cost and expense of ABI on such terms and conditions as the United States approves. The compensation of the Monitoring Trustee and any consultants, accountants, attorneys, and other persons retained by the Monitoring Trustee shall be on reasonable and customary terms commensurate with the individuals’ experience and responsibilities. The Monitoring Trustee shall, within three (3) business days of hiring any consultants, accountants, attorneys, or other persons, provide written notice of such hiring and the rate of compensation to ABI.
F.    The Monitoring Trustee shall have no responsibility or obligation for the operation of Defendants’ businesses.
G.    Defendants shall use their best efforts to assist the Monitoring Trustee in monitoring Defendants’ compliance with their individual obligations under this Final Judgment and under the Hold Separate Stipulation and Order. The Monitoring Trustee and any consultants, accountants, attorneys, and other persons retained by the Monitoring Trustee shall have full and complete access to the personnel, books, records, and facilities relating to compliance with this Final Judgment, subject to reasonable protection for trade secret or other confidential research, development, or commercial information or any applicable privileges. Defendants shall take no action to interfere with or to impede the Monitoring Trustee’s accomplishment of its responsibilities.

H.    After its appointment, the Monitoring Trustee shall file reports every ninety (90) days, or more frequently as needed, with the United States, the Defendants and the Court setting forth the Defendants’ efforts to comply with their individual obligations under this Final Judgment and under the Hold Separate Stipulation and Order. To the extent such reports contain information that the trustee deems confidential, such reports shall not be filed in the public docket of the Court.
I.    The Monitoring Trustee shall serve until the divestiture of all the Divestiture Assets is finalized pursuant to either Section IV or Section VI of this Final Judgment and the Transition Services Agreement and the Interim Supply Agreement have expired and all other relief has been completed as defined in Section V.A.

IX.	FINANCING
Sellers shall not finance all or any part of any purchase made pursuant to Section IV or VI of this Final Judgment.

X.	HOLD SEPARATE
Until the divestiture required by this Final Judgment has been accomplished, Defendants shall take all steps necessary to comply with the Hold Separate Stipulation and Order entered by this Court. Defendants shall take no action that would jeopardize the divestiture ordered by this Court.

XI.	AFFIDAVITS
A.    Within twenty (20) calendar days of the filing of this proposed Final Judgment, and every thirty (30) calendar days thereafter until the divestiture has been completed under Section IV or VI, each Seller shall deliver to the United States an affidavit as to the fact and manner of its compliance with Section IV or VI of this Final Judgment. Each such affidavit shall include the name, address, and telephone number of each person who, during the preceding thirty (30) calendar days, made an offer to acquire, expressed an interest in acquiring, entered into negotiations to acquire, or was contacted or made an inquiry about acquiring, any interest in the Divestiture Assets, and shall describe in detail each contact with any such person during that period. Each such affidavit shall also include a description of the efforts Sellers have taken to solicit buyers for the Divestiture Assets, and to provide required information to prospective Acquirers, including the limitations, if any, on such information. Assuming the information set forth in the affidavit is true and complete, any objection by the United States to information provided by Sellers, including limitation on information, shall be made within fourteen (14) calendar days of receipt of such affidavit.
B.    Within twenty (20) calendar days of the filing of this proposed Final Judgment, each Defendant shall deliver to the United States an affidavit that describes in reasonable detail all actions it has taken and all steps it has implemented on an ongoing basis to comply with Section X of this Final Judgment. Each Defendant shall deliver to the United States an affidavit describing any changes to the efforts and actions outlined in its earlier affidavits filed pursuant to this section within fifteen (15) calendar days after the change is implemented.
C.    Defendants shall keep all records of all efforts made to preserve and divest the Divestiture Assets until one year after such divestiture has been completed.

XII.	NOTIFICATION OF FUTURE TRANSACTIONS
A.Unless such transaction is otherwise subject to the reporting and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, 15 U.S.C. § 18a (the “HSR Act”), ABI, without providing at least sixty (60) calendar days advance notification to the United States, shall not directly or indirectly acquire or license a Covered Interest in or from a Covered Entity; provided, however, that advance notification shall not be required for acquisitions of the type addressed in 16 C.F.R. §§ 802.1 and 802.9.

B.    Any notification pursuant to Section XII.A above shall be provided to the United States in letter format, and shall identify the parties to the transaction, the assets being acquired or licensed, the value of the transaction, the seller’s annual gross revenue from each brand or asset being acquired, and the identity of the current importer for any Beer being acquired that is brewed outside the United States.
C.    All references to the HSR Act in this Final Judgment refer to the HSR Act as it exists at the time of the transaction or agreement and incorporate any subsequent amendments to the Act.

XIII.	FIREWALL
A.    During the term of the Transition Services Agreement and the Interim Supply Agreement, Sellers shall implement and maintain reasonable procedures to prevent Acquirer Confidential Information from being disclosed by or through Sellers to those of Sellers’ affiliates who are involved in the marketing, distribution, or sale of Beer in the United States, or to any other person who does not have a need to know the information.
B.    Sellers shall, within ten (10) business days of the entry of the Hold Separate Stipulation and Order, submit to the United States a document setting forth in detail the procedures implemented to effect compliance with Section XIII.A of this Final Judgment. The United States shall notify Sellers within five (5) business days whether it approves of or rejects Sellers’ compliance plan, in its sole discretion. In the event that Sellers’ compliance plan is rejected, the reasons for the rejection shall be provided to Sellers and Sellers shall be given the opportunity to submit, within ten (10) business days of receiving the notice of rejection, a revised compliance plan. If the parties cannot agree on a compliance plan, the United States shall have the right to request that the Court rule on whether Sellers’ proposed compliance plan is reasonable.

C.    Defendants may at any time submit to the United States evidence relating to the actual operation of the firewall in support of a request to modify the firewall set forth in this Section XIII. In determining whether it would be appropriate for the United States to consent to modify the firewall, the United States, in its sole discretion, shall consider the need to protect Acquirer Confidential Information and the impact the firewall has had on Sellers’ ability to efficiently provide services, supplies and products under the Transition Services Agreement and the Interim Supply Agreement.
D.    Sellers and the Acquirer shall:

1.
furnish a copy of this Final Judgment and related Competitive Impact Statement within sixty (60) days of entry of the Final Judgment to (a) each officer, director, and any other employee that will receive Acquirer Confidential Information; (b) each officer, director, and any other employee that is involved in (i) any contact with the other companies that are parties to the Transition Services Agreement and Interim Supply Agreement, (ii) making decisions under the Transition Services Agreement or the Interim Supply Agreement, (iii) making decisions regarding ABI’s Distributor Incentive Programs, or (iv) making decisions regarding the treatment of Crown by either ABI-Owned Distributors, or by any other Distributor in which ABI acquires a majority interest after the date of the divestiture contemplated herein; and (c) any successor to a person designated in Section XIII.D.1(a) or (b);

2.	annually brief each person designated in Section XIII.D.1 on the meaning and requirements of this Final Judgment and the antitrust laws; and

3.
obtain from each person designated in Section XIII.D.1, within sixty (60) days of that person’s receipt of the Final Judgment, a certification that he or she (i) has read and, to the best of his or her ability, understands and agrees to abide by the terms of this Final Judgment; (ii) is not aware of any violation of the Final Judgment that has not been reported to the company; and (iii) understands that any person’s failure to comply with this Final Judgment may result in an enforcement action for civil or criminal contempt of court against each Defendant and/or any person who violates this Final Judgment.

XIV.	COMPLIANCE INSPECTION
A.    For the purposes of determining or securing compliance with this Final Judgment, or of determining whether the Final Judgment should be modified or vacated, and subject to any legally recognized privilege, from time to time authorized representatives of the United States Department of Justice Antitrust Division (“Antitrust Division”), including consultants and other persons retained by the United States, shall, upon written request of an authorized representative of the Assistant Attorney General in charge of the Antitrust Division, and on reasonable notice to Defendants, be permitted:

1.
access during Defendants’ office hours to inspect and copy, or at the option of the United States, to require Defendants to provide hard copy or electronic copies of, all books, ledgers, accounts, records, data, and documents in the possession, custody, or control of Defendants, relating to any matters contained in this Final Judgment; and

2.
to interview, either informally or on the record, Defendants’ officers, employees, or agents, who may have their individual counsel present, regarding such matters. The interviews shall be subject to the reasonable convenience of the interviewee and without restraint or interference by Defendants.

B.    Upon the written request of an authorized representative of the Assistant Attorney General in charge of the Antitrust Division, Defendants shall submit written reports or respond to written interrogatories, under oath if requested, relating to any of the matters contained in this Final Judgment as may be requested. Written reports authorized under this paragraph may, at the sole discretion of the United States, require Defendants to conduct, at Defendants’ cost, an independent audit or analysis relating to any of the matters contained in this Final Judgment.
C.    No information or documents obtained by the means provided in this section shall be divulged by the United States to any person other than an authorized representative of the executive branch of the United States, except in the course of legal proceedings to which the United States is a party (including grand jury proceedings), or for the purpose of securing compliance with this Final Judgment, or as otherwise required by law.
D.    If at the time information or documents are furnished by Defendants to the United States, Defendants represent and identify in writing the material in any such information or documents to which a claim of protection may be asserted under the Protective Order, then the United States shall give Defendants ten (10) calendar days notice prior to divulging such material in any legal proceeding (other than a grand jury proceeding).

XV.	NO REACQUISITION
Sellers may not reacquire any part of the Divestiture Assets during the term of this Final Judgment.

XVI.	BANKRUPTCY
The failure of any party to the Sub-License Agreement to perform any remaining obligations of such party under the Sub-License Agreement shall not excuse performance by the other party of its obligations thereunder. Accordingly, for purposes of Section 365(n) of the Bankruptcy Reform Act of 1978, as amended, and codified as 11 U.S.C. §§ 101 et. seq. (the “Bankruptcy Code”) or any analogous provision under any law of any foreign or domestic, federal, state, provincial, local, municipal or other governmental jurisdiction relating to bankruptcy, insolvency or reorganization (“Foreign Bankruptcy Law”), (a) the Sub-License Agreement will not be deemed to be an executory contract, and (b) if for any reason the Sub-License Agreement is deemed to be an executory contract, the licenses granted under the Sub-License Agreement shall be deemed to be licenses to rights in “intellectual property” as defined in Section 101 of the Bankruptcy Code or any analogous provision of Foreign Bankruptcy Law and Constellation or any other Acquirer shall be protected in the continued enjoyment of its right under the Sub-License Agreement including, without limitation, if Constellation or another Acquirer so elects, the protection conferred upon licensees under 11 U.S.C. Section 365(n) of the Bankruptcy Code or any analogous provision of Foreign Bankruptcy Law.

XVII.	RETENTION OF JURISDICTION
This Court retains jurisdiction to enable any party to this Final Judgment to apply to this Court at any time for further orders and directions as may be necessary or appropriate to carry out or construe this Final Judgment, to modify any of its provisions, to ensure and enforce compliance, and to punish violations of its provisions.

XVIII.	EXPIRATION OF FINAL JUDGMENT
Unless this Court grants an extension, this Final Judgment shall expire ten (10) years from the date of its entry.

XIX.	PUBLIC INTEREST DETERMINATION
Entry of this Final Judgment is in the public interest. The parties have complied with the requirements of the Antitrust Procedures and Penalties Act, 15 U.S.C. § 16, including making copies available to the public of this Final Judgment, the Competitive Impact Statement, and any comments thereon and the United States’ responses to comments. Based upon the record before the Court, which includes the Competitive Impact Statement and any comments and response to comments filed with the Court, entry of this Final Judgment is in the public interest.

Date: 10/21/13
Court approval subject to procedures of the Antitrust Procedures and Penalties Act, 15 U.S.C. § 16.
/s/ R.W. Roberts
United States District Judge

EXHIBIT B
Aeromodelo, S.A. de C.V.
Bodegas Alprosa, S.A. de C.V.
Club de Base Ball Obregon, S.A. de C.V.
Comercio y Distribución Modelo, S. de R.L. en C.V.
Compañía Cervecera de Colima, S. A. de C.V.
Desarrollo Inmobiliario Siglo XXI, S.A.de C.V.
Espectáculos Costa del Pacifico, S.A. de C.V.
Extrade, S.A. de C.V.
Extraser, S.A. de C.V.
Industria del Campo, S.A. de C.V.
Inmobiliaria Exmod, S.A. de C.V.
Intregrow Malt, LLC
Promotora Deportiva y Cultural de la Laguna, S.A. de C.V.
Promotora Deportiva y Cultural de Zacatecas, S.A. de C.V.
Promotora e Inmobiliaria Cuyd, S.A. de C.V.
Rancho Cermo, S.A de C.V.
Santos Laguna, S.A. de C.V.
Seguridad Privada Modelo, S. A. de C. V.
Servicios de Personal Modelo, S.A. de C.V.
Territorio Santos Modelo, S.A. de C.V.
Tiendas Extra, S.A. de C.V.

EXHIBIT C
[GRUPO MODELO, S.A.B. DE C.V. Letterhead]
April 17, 2013

U.S. v. Anheuser-Busch InBev SA/NV, et al., No. 13-00127-RWR

Dear Mary:
At the request of the Antitrust Division of the United States Department of Justice, Grupo Modelo, S.A.B. de C.V. (“Grupo Modelo”), in connection with the above-captioned action, hereby represents as follows:

•
Future Expansion. Grupo Modelo is not aware at this time of any material impediment (physical, legal, regulatory or otherwise) to the expansion of the Piedras Negras plant to operate at a nominal capacity of thirty million (30,000,000) hectoliters of beer per annum (assuming that sufficient capital expenditures shall have been made and necessary permits shall have been sought).

•	Proprietary Inputs. With the exception of yeast and recipes, there are no proprietary inputs required to operate the Piedras Negras plant.

•
Sufficiency. Grupo Modelo is not aware at this time of any additional assets beyond the Divestiture Asset(as that term is defined in the proposed Final Judgment) that would need to be transferred to Constellation Brands, Inc. (“Constellation”) in order to operate the Piedras Negras plant.

The Divestiture Assets include all of the assets, properties and rights owned by Grupo Modelo that Constellation would need to obtain from Grupo Modelo in order to import, distribute, market and sell the Modelo Beer Brands (as that term is defined in the proposed Final Judgment) in the U.S. through Crown Imports LLC. This representation will be effective until the Monitoring Trustee’s services shall have been terminated pursuant to Section IIX.I. of the proposed Final Judgment.

JAVIER BARROS SIERRA NO. 555  *  PISO 6  *  COLONIA SANTA FÉ.  *  01210 MÉXICO, D. F
TEL.: 22-66-00-00        FAX: 22-66-42-92 Y 22-66-00-00        www.gmodelo.com.mx

•
Employees. At this time, all employees who spend substantially all of their time working at the Piedras Negras plant are employed by Servicios Modelo de Coahuila, S.A. de C.V., except for the employees of independent contractors who perform job functions not directly related to the production of beer at the Piedras Negras plant, including but not limited to gardening, cleaning and medical services.

Sincerely,

GRUPO MODELO, S.A.B DE C.V.

By:	/s/ Carlos Fernandez
Name: Carlos Fernandez
Title: CEO

Mary Strimel, Esq.
        U.S. Department of Justice
            Networks and Technology Enforcement Division
                450 Fifth Street, N.W., Suite 7100
                    Washington, D.C. 20530

The Registrant has omitted from this filing Exhibit A and Exhibit D to the Final Judgment. The Registrant will furnish supplementally to the Securities and Exchange Commission, upon request, a copy of such Exhibits and Schedules.